GEHL®

2001 Annual Report



02020083









RECD S.E.C.
MAR 1 2 2002
080





Staying On Task















Focusing on Compact Equipment Distribution

Gehl Company is a leading manufacturer of equipment used worldwide in construction and agriculture markets. The Company's Construction product line of skid loaders, telescopic handlers and pavers has expanded to include compact excavators and mini-loaders — all distributed through construction equipment dealerships. Leveraging its multiple-markets distribution system, the Company now offers telescopic handlers, compact excavators and mini-loaders through its Agricultural dealers as well — creating rural equipment centers across North America. These rural equipment dealers continue to offer the traditional, comprehensive lines of agricultural implements designed for haymaking, forage harvesting, feed making, manure and materials handling. Compact excavators and telescopic handlers have also been introduced to the Mustang brand distribution network. To further expand the penetration of Gehl products in International markets, the Company is focused on enhancing its distribution capabilities in Europe, South America and the Pacific Rim.

GEHL®

Year 2001 Gehl Company Financial Highlights

Dollars in Thousands, Except Per Share Data	2001	2000	% Increase (Decrease)
FOR THE YEAR			
Net sales	**$251,636**	$258,118	(3)%
Income from operations	**8,943**	21,985	(59)%
Net income	**2,305***	9,656	(76)%
YEAR-END			
Accounts receivable-net	**$ 90,714**	$ 69,546	30%
Total assets	**237,409**	222,718	7%
Total debt	**64,398**	61,072	5%
Working capital	**107,458**	92,970	16%
Shareholders' equity	**100,021**	103,018	(3)%
PER SHARE			
Diluted net income	**$ .42***	$ 1.72	(76)%
Basic net income	**.43***	1.76	(76)%
Book value**	**18.66**	19.33	(3)%

** Includes non-recurring after-tax charges totaling $3.1 million, or $.57 per share.*

*** Shares outstanding at year-end: 2001–5,359,721; 2000–5,330,500.*

Forward-Looking Statements Notice

Please see the note on page 17 of this Report regarding "Forward-Looking Statements."

Table of Contents .... Page

Chairman's Message

William D. Gehl
Chairman, President & Chief Executive Officer

Dear Shareholders:

2001 was an extremely busy and eventful year for Gehl Company. Our markets were clouded by uncertainty, making forecasting more difficult and achieving results less predictable. Favorable milk prices, which improved significantly over the prior year's levels, helped boost agricultural equipment sales. However, our construction equipment business was negatively impacted by the reluctance of dealers to stock inventory, as well as lower rental rates and an excess of used equipment. The telescopic handler market was down nearly 27% industry-wide in 2001, following a 25% decline in 2000. Gehl Company's sales of these products were similarly affected. On the positive side, our skid loader market share improved last year while overall demand for this product on an industry-wide basis declined by 10%. After September 11, our construction equipment business slowed considerably.

Net sales for 2001 of $252 million were 2.5% below the $258 million of net sales in 2000. Earnings per diluted share for 2001 were $.42 for the year compared with $1.72 per diluted share earned in 2000. The 2001 net income included non-recurring charges for plant rationalization initiatives of $2.8 million, or $.51 per diluted share, and strategic review process expenses of $.3 million, or $.06 per diluted share. Exclusive of such non-recurring charges, the Company's net income in 2001 was $5.4 million, or $.99 per diluted share.

Sales of construction equipment in 2001 were $125 million, 17% below 2000 levels. Construction equipment sales were down as dealers remained cautious about adding to or replacing fleet units and adding stock units in light of unfavorable economic conditions. Lower industry-wide rental rates for compact construction equipment, particularly telescopic handlers, reduced demand for the Company's construction equipment products. Partially offsetting these unfavorable industry-wide conditions were some early successes for the Company in selling telescopic handlers through its Mustang distribution channel and the favorable market acceptance of the four new skid loader models introduced in 2001 for Gehl and Mustang dealers.

Agricultural equipment net sales in 2001 were $126 million, 18% above the $107 million in 2000. The Company continued to successfully leverage its rural equipment distribution network by shipping compact construction equipment, including telescopic handlers, compact excavators, and mini-loaders, to select rural dealers in the agricultural equipment market. Several new products, including a line of round balers and new skid loader models, significantly contributed to the increase in agricultural equipment revenues.


TOTAL SALES
By Distribution Segment
50%
50%
Construction Equipment
Agricultural Equipment

2001 agricultural equipment sales were up 18% from 2000.


NET SALES
(in $ millions)
300
270
240
210
180
150
120
90
60
30
0
97 98 99 00 01


SALES PER EMPLOYEE
(in $ thousands)
280
240
200
160
120
80
40
0
97 98 99 00 01

New skid loader models (through both the Gehl and Mustang brands) introduced in 2001 were well received in the marketplace, helping to offset lower overall construction equipment sales.


MUSTANG

Despite the industry-wide slow-down in skid loader retail sales in 2001, Gehl gained market share.



The Madison, SD skid loader manufacturing plant is expanding–making room for the production of Mustang products.

In 2001, Mustang began distributing telescopic handlers (the model 742 shown below at left) and new skid loader models – products benefiting from a common Gehl/Mustang engineering and manufacturing platform.


MUSTANG


MUSTANG®



The Mustang brand, acquired with the Mustang Manufacturing Company in 1997, is well-positioned in the compact equipment marketplace as a distinct line of rugged and responsive machines sold through its affiliated dealers.

Moving Mustang skid loader manufacturing to the South Dakota plant will result in more efficient operations, improving productivity and our abiltiy to respond to growth in demand.

Chairman's Message
(continued)

During 2001 the Board of Directors initiated a strategic alternative review process in which the Board evaluated several alternatives, including the potential sale of the Company. The Board retained Robert W. Baird & Co. to assist in this strategic review process. During this extensive process, we received indications of interest from a number of parties and ultimately received two proposals to purchase the Company. The Board, in consultation with its financial advisers, deemed both proposals to be inadequate because the proposals undervalued the Company and were highly conditional. Following completion of the strategic review process, the Board instructed management to continue to implement the Company's long-term strategic plan based on its determination that this alternative was in the best interests of its shareholders.

Given the direction received from the Board, your management team continues to diligently pursue the Company's long-term strategic objectives. **Although Gehl Company has been described by some as a David among Goliaths, our smaller size forces us to be tightly focused on specific product categories and niche markets.** We do not plan to stray from our primary business: designing, manufacturing and distributing compact equipment. Unlike some of our bigger competitors, Gehl Company can react quickly to market trends; we believe our product development cycle is faster and more efficient than many of our larger competitors. Our emphasis on quality and customer service are cornerstones of our business philosophy. At Gehl Company, we listen closely to our dealers and customers who have developed loyalty to Gehl and Mustang products over the many years we have been in business. Gehl's high quality, innovative products and attentive customer service have made us a leader in the niche compact equipment market.

Gehl Company has one of the broadest product lines in the compact construction and agricultural equipment markets. Extensive cross marketing opportunities exist among our multiple distribution channels. We continue to exploit the cross-marketing opportunities available to us to leverage the well recognized and highly respected Gehl and Mustang brands and to provide a valuable product offering to our 450 construction and 380 agricultural equipment dealers.

We remain committed to bringing new and improved products to the marketplace on an ongoing basis. Our strong emphasis on product development has positioned Gehl and Mustang among the leaders of the industry in this area. Last year, we introduced a number of new products, including the new 7000 Series of skid loaders – the world's biggest skid loader. We also successfully launched a completely new line of round balers for this growing segment of the agricultural equipment market. Over the past several years, we introduced a new telescopic handler designed specifically for the agricultural market, a full line of compact excavators, and the Avantage line of mini loaders.

Chairman's Message
(continued)

We are also acting to seize new business opportunities. The increasing versatility of our compact construction equipment is, in part, the result of the growing number of attachments that have been designed for use on these machines. Attachments are manufactured by a diverse group of companies, each of which specializes in a particular segment of the industry. Recognizing an opportunity to bring together many of these manufacturers in a joint marketing program, Gehl Company during 2001 organized a separate, web-enabled distribution company, CE Attachments Inc., which gives all construction and agricultural equipment dealers the ability to order attachments for skid loaders and compact excavators on-line or through our printed catalogues via our toll-free telephone line.

CE Attachments has become a single-source supplier offering easy access to a broad range of attachments for all brands of compact equipment, not only Gehl and Mustang brands. Through CE Attachments, we offer live customer support and product experience that gives dealers the chance to ask questions and find just the right attachment for their customer needs. We are very pleased with the initial results at CE Attachments and are committed to growing this business.

Two other critical factors contributing to our success are our highly skilled work force and our efficient manufacturing facilities. We made substantial investments to upgrade our facilities over the last several years and, consequently, employee productivity continues to increase.

Our strategies to grow our business and increase shareholder value are well defined and clearly articulated. We are focused on expanding our compact equipment business by developing new products and models on a continuous basis, by expanding and leveraging our multiple distribution channels in North America and Europe, by growing our new attachment business, and by seeking to acquire other manufacturers of compact equipment both here and abroad.

Our dual branding of products gives us the ability to reach more customers by providing additional products to our traditional Mustang skid loader dealers. We are now offering those dealers a full range of compact excavators and telescopic handlers. By combining the Gehl and Mustang engineering groups, we have been able to design common platforms for the Gehl and Mustang skid loader products, increasing the commonality of components and improving our manufacturing efficiencies while simultaneously preserving separate brand identities for our loyal Gehl and Mustang customers and dealers.



CE Attachments fills a void in the marketplace–matching the right attachment to each customer's machine and application. It operates through an extensive website, informative catalogs and knowledgeable, outgoing staff–the key to channeling many manufacturers' products into a dealer-based delivery system.


EDGE

One of CE Attachments first initiatives was to establish and build a strong, new presence–marketinging a broad range of quality products from diverse sources under a variety of brand names, including its own EDGE™ trade name.

ceattachmentsinc.

Every Attachment for Every Job






EDGE









In 2001, Gehl launched the new independent marketing and distribution subsidiary, CE Attachments Inc. Recognizing the significant market opportunity to establish a master distributor brand in a fragmented field, CE Attachments is quickly acting on the mission to become a single source for every kind of attachment for all makes of compact equipment.

Red and yellow products sell side-by-side as Gehl makes more compact contruction machines available to our evolving customer base through our rural equipment dealers.


GEHL


GEHL
GEHL
GEHL
GEHL
GEHL

We are continuously improving the features and performance of our agricultural equipment in order to meet the needs of our farm customers.

The new 80 Series of Round Balers, introduced in 2001, packs industry-leading capabilities into an entire line of machines. A new generation of Forage Harvesters and new Disc Mower Conditioners make it clear to our customers that Gehl is committed to helping them run more efficient and profitable farming operations.

Chairman's Message
(continued)

We also continue to adapt to the changing demographics of the agricultural economy by increasing the range of products offered to our rural equipment dealers. As their customer base evolves from traditional farmer customers to small contractors and landscapers, Gehl is uniquely positioned to be able to offer these dealers a full range of compact construction equipment. Today, many of our traditional agricultural dealers carry a full array of Gehl compact construction products designed to meet the needs of their changing customer base.

To better position the Company for future growth and reduce redundant assets employed in our business, last September we announced an aggressive restructuring program designed to reduce excess capacity in our agricultural equipment plants and increase productivity at our Madison, South Dakota skid loader plant. Our restructuring initiatives, which include the closing of our Lebanon, Pennsylvania and Owatonna, Minnesota manufacturing facilities, are expected to result in approximately $4.0 to $4.5 million of pre-tax cost savings in 2003 and beyond.

We have also taken steps to strengthen the international aspect of our business by acquiring complete ownership of our primary European distributor, Gehl GmbH. This will give us more control over distribution of Gehl products in Europe and provide additional working synergies between the Gehl and Mustang distribution networks. With the ongoing development of new products designed specifically for the European markets, we see our international business as an important component of our future growth.

Although 2001 was a challenging year for Gehl Company, we have emerged as a stronger and better-positioned competitor in the compact equipment industry. As our markets improve and our strategy plays out, the value of our Company will increase. We may be small compared to many of our competitors, but we have a fierce determination to succeed. We intend to play to our strengths and take advantage of every opportunity that comes our way. The best is yet to come.

Respectfully submitted,



William D. Gehl
Chairman, President & Chief Executive Officer

Financial Section

Report of Management

The management of Gehl Company is responsible for the preparation and integrity of all financial statements and other information contained in this annual report. The financial statements have been prepared by the Company in conformity with generally accepted accounting principles appropriate in the circumstances. Such statements necessarily include amounts based on the best estimates and judgments of management after giving due consideration to materiality.

The Company maintains an internal control system designed to provide reasonable assurance that transactions are properly recorded and executed in accordance with management's authorization and that assets are safeguarded from loss or unauthorized use. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

The Board of Directors elects, from among its members, an Audit Committee, consisting entirely of outside directors, which is responsible for reviewing and evaluating the overall performance of the Company's financial reporting and accounting practices and for recommending appointment of the independent accountants. The Audit Committee meets periodically with management and the independent accountants to discuss any and all matters within the Committee's responsibilities. The independent accountants have free access to the Committee, without the presence of management if so requested.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report also appears on this page. Included in the audit process was a review of the Company's system of internal controls. PricewaterhouseCoopers LLP annually provides to management and the Audit Committee recommendations to improve internal controls or enhance administrative procedures.



William D. Gehl
Chairman of the Board of Directors,
President and Chief Executive Officer



Kenneth P. Hahn
Vice President of Finance, Treasurer
and Chief Financial Officer

Report of Independent Accountants


PRICEWATERHOUSECOOPERS

To the Board of Directors and
Shareholders of Gehl Company

In our opinion, the statements appearing on pages 18 through 30 of this report present fairly, in all material respects, the financial position of Gehl Company and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Milwaukee, Wisconsin
February 27, 2002

Overview

The Company's net income in 2001 was $2.3 million, or $.42 per diluted share, compared with $9.7 million, or $1.72 per diluted share, in 2000. The 2001 net income included non-recurring after-tax charges for plant rationalization initiatives of $2.8 million, or $.51 per diluted share, and strategic review process expenses of $.3 million, or $.06 per diluted share. Exclusive of such non-recurring charges, the Company's net income in 2001 was $5.4 million, or $.99 per diluted share. The 2000 net income included a gain of $.5 million, or $.10 per diluted share, recognized on the disposal of a former branch service center. Basic earnings per share for 2001 were $.43 versus $1.76 reported in 2000. Net sales in 2001 of $251.6 million were 2.5% below the $258.1 million in 2000. Construction equipment sales in 2001 of $125.2 million were 17% below 2000 levels, while agriculture equipment sales in 2001 of $126.4 million were 18% above 2000 levels. Construction equipment comprised 50% of the Company net sales in 2001 versus 59% in 2000. Agriculture equipment sales were 50% of Company net sales in 2001, versus 41% in 2000.

Income from operations in 2001 was $8.9 million, with construction equipment accounting for $2.2 million, while agriculture equipment contributed the balance of $6.7 million. Exclusive of the non-recurring charges for plant rationalization initiatives and the strategic review process that was completed during the third quarter of 2001, the Company realized income from operations of $13.8 million, with construction equipment accounting for $5.3 million, while agriculture equipment contributed the balance of $8.5 million. Interest expense in 2001 decreased $.4 million, to $4.3 million. Other expense, net, consisting primarily of the costs of selling finance contracts receivable, which was $4.1 million in 2000, decreased in 2001 to $3.1 million.

The Company's total debt increased to $64.4 million at December 31, 2001 from $61.1 million at December 31, 2000. The increase was primarily due to the funding of capital expenditure projects and an increase in working capital, primarily accounts receivable and inventories. The Company's ratio of debt to total capital was 39.2% at December 31, 2001, as compared with 37.2% at December 31, 2000.

Results of Operations

2001 vs. 2000

Net Sales:

($ millions)	**2001**	2000	1999	1998	1997
Construction Equipment	**$125.2**	$151.1	$173.6	$159.2	$103.7
Agriculture Equipment	**126.4**	107.0	117.8	108.4	97.3
Total	**$251.6**	$258.1	$291.4	$267.6	$201.0
(% of total)					
Construction Equipment	**49.8%**	58.5%	59.6%	59.5%	51.6%
Agriculture Equipment	**50.2%**	41.5%	40.4%	40.5%	48.4%

Net sales for 2001 of $251.6 million were 2.5% below the $258.1 million of net sales in 2000. Construction equipment net sales in 2001 were $125.2 million, 17% below the $151.1 million in 2000. Construction equipment sales were down in 2001 as dealers remained cautious about adding to or replacing fleet units and adding stock units in light of unfavorable economic conditions. Lower industry-wide rental rates for compact construction equipment, particularly telescopic handlers, also dampened demand for the Company's construction equipment products. Industry-wide telescopic handler retail demand in North America in 2001 was down approximately 27% below 2000's levels. Partially offsetting these unfavorable industry-wide conditions were some early successes for the Company in selling telescopic handlers through its Mustang distribution channel and the continued favorable market acceptance of the four new skid loader models introduced earlier in 2001 for Gehl and Mustang dealers. The Company also introduced new mid-sized models of compact excavators in the second half of 2001 and anticipates solid market acceptance.

Agricultural equipment net sales in 2001 were $126.4 million, 18% above the $107.0 million in 2000. The Company continued to successfully leverage its rural equipment distribution network by shipping compact construction equipment, including telescopic handlers, compact excavators and mini-loaders, to select rural dealers in the agricultural equipment market. Additionally, several new products, including a line of round balers and new skid loader models, significantly contributed to the increase in agricultural equipment revenues. Favorable domestic milk prices also contributed to the positive performance of the Company's agricultural equipment business.

Of the Company's total net sales reported for 2001, $34.5 million represented sales made outside the United States compared with $34.4 million in 2000.

Gross Profit: Gross profit in 2001 was $64.6 million compared to $68.0 million in 2000. Gross profit as a percent of net sales decreased in 2001 to 25.7% from 26.4% in 2000.

Construction equipment gross profit as a percent of net sales for 2001 decreased to 22.4% from 24.3% in 2000. The decrease in construction equipment gross margin was a result of competitive market conditions that resulted in downward pressure on pricing, lower production levels, and a less favorable mix of product shipments. Gross profit as a percent of net sales for agriculture equipment decreased to 28.9% for 2001 from 29.2% for 2000.

Operating Expenses: Selling, general and administrative expenses were $50.8 million, or 20.2% of net sales, in 2001, an increase from $46.0 million, or 17.8% of net sales, in 2000. The Company continues to invest in revenue-enhancing projects to position the Company for future growth and market share expansion, which include its recently launched attachment business, CE Attachments, Inc., new product development, implementation of its enterprise resource planning (ERP) system, and the centralization of service parts distribution. Such investments, combined with increased professional fees associated with various matters incurred during 2001, increased selling-related costs resulting from competitive market conditions, and a lower level of sales, contributed to the Company's increased operating expenses in the aggregate as well as a percentage of net sales.

During the third quarter of 2001, the Company began several major plant rationalization initiatives as part of a previously announced program to increase profitability. In conjunction with this announcement, the Company recorded a $4.3 million restructuring charge in the third quarter of 2001 (see "Restructuring" for further discussion). In addition, the Company incurred non-recurring charges of $513,000 during the third quarter for legal and financial advisory fees related to the strategic review process undertaken and subsequently completed by the Company's Board of Directors.

Income from Operations:

($ millions)	**2001**	2000	1999	1998	1997
Construction Equipment	**$2.2**	$14.0	$23.7	$19.4	$16.3
Agriculture Equipment	**6.7**	8.0	11.4	7.9	5.5
Total	**$8.9**	$22.0	$35.1	$27.3	$21.8

Due to lower net sales volume and decreased gross margin, an increase in operating expenses, and non-recurring charges for plant rationalization initiatives and the strategic review process, income from operations in 2001 declined from 2000 levels. Construction equipment income from operations decreased in 2001 to $2.2 million from $14.0 million in 2000. The reduction was primarily due to the impact of reduced construction equipment sales volume, a reduction in gross margin, increased selling related costs resulting from competitive market conditions, and $3.0 million of costs related to the plant rationalization initiatives and the strategic review process. Agriculture equipment income from operations decreased in 2001 to $6.7 million from $8.0 million in 2000 due primarily to $1.8 million of costs related to the plant rationalization initiatives and the strategic review process.

Interest Expense: Interest expense decreased $.4 million, to $4.3 million in 2001 compared to $4.7 million in 2000. Average debt outstanding was $61.0 during 2001 versus $55.1 million in 2000. The increase in average debt was due to increased working capital requirements. The average interest rate paid by the Company declined to approximately 6.5% during 2001 versus 8.7% in 2000.

Other (expense) income, net: Other expense, net decreased $1.0 million to $3.1 million in 2001 from $4.1 million in 2000. This decrease was primarily the result of a $1.8 million decline in the costs of selling finance contracts due to lower discount rates required by third party purchasers of such contracts, in light of the general downward trend of overall interest rates. Other expense, net was positively impacted by a $.8 million gain on the disposal of a former branch service center in 2000. No comparable transaction occurred in 2001.

Provision for Income Taxes: The Company's effective income tax rate of 35.0% for 2001 was consistent with 2000.

Net Income: Net income in 2001 of $2.3 million compared to $9.7 million of net income in 2000. Diluted earnings per share were $.42 in 2001 compared to $1.72 in 2000. Exclusive of the non-recurring charges for plant rationalization initiatives and the strategic review process completed during the third quarter of 2001, the Company realized net income of $5.4 million in 2001, or $.99 per diluted share. The 2000 net income included a gain of $.5 million, or $.10 per diluted share, recognized on the disposal of a former branch service center. Basic earnings per share were $.43 in 2001 versus $1.76 in 2000. No dividends were declared in either 2001 or 2000 on the Company's common stock.

2000 vs. 1999

Net Sales: Net sales for 2000 of $258.1 million were 11.5% below the $291.4 million of net sales in 1999. Construction equipment net sales in 2000 were $151.1 million, 13% below the $173.6 million in 1999. The decline in construction equipment net sales from the 1999 levels reflected lower shipments and retail sales of telescopic handlers consistent with an industry-wide reduced demand for telescopic handler equipment. Industry-wide retail sales of telescopic handlers in North America in 2000 were reported to be 15% to 20% below 1999 levels. The industry-wide reduced demand for telescopic handlers is primarily a result of: a) a decline in residential construction activity, especially within the U.S. housing sector, which was adversely impacted by increased interest rates, and b) reduced demand for new units by rental customers due to low equipment rental rates and adequate levels of units in rental fleet inventory. In addition, a reduction in overseas demand for skid loaders, resulting in part from the continued weakness of the Euro, further contributed to the reduction from 1999 sales levels. Offsetting these negative demand factors, the Company realized a positive contribution in 2000 from shipments of new equipment, including compact excavators and mini-loaders, introduced during 2000 and the latter half of 1999.

Agriculture equipment net sales in 2000 were $107.0 million, 9% below the $117.8 million in 1999 due primarily to reduced shipments of forage harvesting equipment, skid loaders and manure handling equipment. Partially offsetting this reduction were increased sales of disc mower conditioners as a result of new product offerings in 2000. The continuation of record low milk prices throughout

2000 and the effect of higher interest rates and fuel costs contributed to the overall decline in demand for agricultural equipment by farmers.

Of the Company's total net sales reported for 2000, $34.4 million represented sales made outside the United States compared with $39.8 million in 1999. The decrease in international sales was due, in part, to decreased orders from Europe due to the decline in the value of the Euro versus the U.S. dollar and to the economic slowdown in Latin America and Australia.

Gross Profit: Gross profit in 2000 was $68.0 million as compared to $80.6 million in 1999. Gross profit as a percent of net sales decreased in 2000 to 26.4% from 27.6% in 1999.

Construction equipment gross profit as a percent of net sales for 2000 decreased to 24.3% from 26.8% in 1999. The decrease in construction equipment gross margin was a function of: a) decreased telescopic handler sales, which sales are generally at higher gross margins than other construction equipment, b) increased industry competition which has resulted in overall gross margin compression, c) increased compact excavator shipments, which sales are generally at lower gross margins than other construction equipment, d) reduced production levels, and e) lower gross margins on product shipped into Europe due to the weakening of the Euro. Gross profit as a percent of net sales for agriculture equipment increased to 29.2% for 2000 from 28.9% for 1999.

Selling, General and Administrative Expenses: Selling, general and administrative expenses increased $.5 million, or 1%, to $46.0 million in 2000 as compared with $45.5 million in 1999 reflecting increased sales related costs incurred, in part, in response to competitive market conditions, and continued investments in longer range revenue enhancing projects such as new product development, improved parts distribution, e-commerce initiatives and enterprise resource planning (ERP) systems. As a percent of net sales, selling, general and administrative expenses in 2000 increased to 17.8% from 15.6% in 1999.

Income from Operations: Due primarily to lower net sales volume and a decline in gross margins, and a slight increase in operating expenses, income from operations in 2000 declined from 1999 levels. Construction equipment income from operations decreased in 2000 to $14.0 million from $23.7 million in 1999. The reduction was primarily due to the impact of reduced construction equipment sales volume and a contraction in gross margin levels. Agriculture equipment income from operations decreased in 2000 to $8.0 million from $11.4 million in 1999 due primarily to lower agriculture equipment sales volume coupled with a slight increase in selling, general and administrative expenses.

Interest Expense: Interest expense increased $1.6 million, to $4.7 million, in 2000 compared to $3.1 million in 1999. The increase was a result of an increase in average debt outstanding to $55.1 million for 2000 from $34.6 million in 1999, combined with an increase in the average rate of interest paid by the Company in 2000 to 8.7% from 7.9% in 1999. The increase in debt was primarily due to the funding of capital expenditure projects, the repurchase of $5.9 million of the Company's stock during 2000 and an increase in working capital, primarily inventories and finance contracts receivable.

Other (expense) income, net: Other expense, net increased $1.9 million to $4.1 million in 2000 from $2.2 million in 1999. This was primarily a result of selling $21.4 million more retail finance contracts to third parties during 2000 than in 1999, combined with lower finance rates offered to Gehl finance customers and increasing discount rates used in selling finance contracts to third parties resulting from the general trend of overall interest rates. In addition, increased foreign currency exchange transaction expenses were incurred in 2000, as a result of the weak Euro and Canadian dollar. Offsetting these items, was a pre-tax $.8 million gain on the disposal of a former branch service center.

Provision for Income Taxes: The Company's effective income tax rate of 35.0% for 2000 was reduced from 35.5% for 1999.

Net Income: Net income in 2000 of $9.7 million compared to $20.2 million of net income in 1999. Diluted earnings per share were $1.72 in 2000 compared to $3.17 in 1999. Basic earnings per share were $1.76 in 2000 versus $3.29 in 1999. No dividends were declared in 2000 on the Company's common stock.

Restructuring

On September 26, 2001, the Company adopted several major plant rationalization initiatives to improve profitability by consolidating certain operations. Under these initiatives, the Company will close its manufacturing facility in Lebanon, Pennsylvania and transfer production to other locations. The Company will also transfer the manufacturing of its Mustang line of skid steer loaders from its existing facility in Owatonna, Minnesota to its recently expanded skid steer facility in Madison, South Dakota. In implementing these actions, the Company anticipates that it will incur total restructuring and other non-recurring charges of approximately $5.5 to $6.5 million; a $4.3 million charge was recorded in the third quarter of 2001 in accordance with accounting principles generally accepted in the United States of America. Of the $4.3 million charge recorded in the third quarter of 2001, $1.5 million and $2.8 million related to the Agricultural and Construction segments, respectively. These actions are expected to produce pre-tax cost savings of approximately $1.0 to $1.2 million in 2002 and $4.0 to $4.5 million in 2003 and thereafter.

Details of the restructuring charge recorded in the third quarter of 2001 and related activity are as follows (in thousands):

	Original Reserve	Utilized	Balance at December 31, 2001
Employee severance and termination benefits	$1,635	$ —	$1,635
Write-down of long-lived and other assets	1,754	1,754	—
Other exit costs	911	—	911
	$4,300	$1,754	$2,546

As a result of the plant rationalizations, the Company expects to reduce its current workforce by 249, consisting of hourly and salaried employees at the Lebanon and Owatonna locations. Once the plant rationalizations are completed and employees are added at other locations where work is being shifted, the Company expects an overall net workforce reduction of approximately 10%, or 100 employees. As of December 31, 2001, no employees had been terminated and no charges had been incurred or paid related to severance and termination benefits.

Both the Lebanon and Owatonna manufacturing facilities are expected to be sold, and, accordingly, the tangible assets to be disposed of have been written down to their estimated fair value less cost of disposal. The manufacturing consolidations have commenced and are expected to be substantially completed in 2002.

Other exit costs primarily consist of non-recurring charges that will not benefit activities that will be continued, will not be incurred to generate future revenue, and are incremental to other costs incurred by the Company prior to the adoption of the above initiatives.

Liquidity and Capital Resources

Working Capital: The Company's working capital increased to $107.5 million at December 31, 2001 from $93.0 million twelve months earlier. The increase was primarily the result of an increase in wholesale accounts receivables and inventories, partially offset by a reduction in retail finance contracts receivables and an increase in current liabilities. The Company's current ratio of 2.9 to 1 at December 31, 2001 was consistent with the current ratio at December 31, 2000. Cash on hand at December 31, 2001 was $2.2 million as compared to $2.6 million a year earlier.

Accounts Receivable: The Company's net accounts receivable increased $21.2 million during 2001. Agriculture equipment accounts receivable at year-end 2001 increased $15.9 million from a year earlier, while construction equipment accounts receivables increased $5.3 million over the same period. The increased accounts receivable balances, especially in the Company's agriculture business, are due in part to new products introduced or offered during 2001, which were not previously available to the same extent in 2000, such as new round balers and skid loader models, and telescopic handlers, compact excavators and mini-loaders shipped into the Agriculture distribution channel.

Finance Contracts Receivable: Finance contracts receivable, net of reserves, decreased $13.9 million to $12.7 million at December 31, 2001. The combined portfolio of owned and sold-but-serviced finance contracts receivable was $159.5 million at December 31, 2001 as compared to $150.0 million at year-end 2000. (See "Sales of Finance Contracts Receivable" following).

Inventories: The increase in inventories at December 31, 2001 compared to the prior year reflects the impact of the introduction of new products in 2001 combined with an inventory build-up. The inventory build-up resulted from the slowing sales trend, as well as build-up necessary to ensure product availability during the period that manufacturing is realigned pursuant to the Company's plant rationalization initiatives. The Company continuously adjusts production levels in an attempt to maintain inventory at levels to meet current market demand.

Capital Expenditures:

($ thousands)	**2001**	2000	1999	1998	1997
Capital Expenditures	**$4,135**	$12,577	$7,281	$3,051	$8,718
Depreciation	**$4,687**	$ 4,885	$4,329	$3,941	$2,955

The Company expended $4.1 million for property, plant and equipment in 2001, the majority of which was incurred to upgrade and maintain machinery and equipment, to enhance capability, to improve productivity, to improve product quality and to install the Company's ERP system. Other than expenditures related to the Madison, South Dakota plant expansion as described below, the Company had no significant outstanding commitments for capital items at December 31, 2001. The Company plans to make up to $6.2 million in capital expenditures in 2002, including approximately $3.7 million to complete an expansion of the Madison, South Dakota plant necessary to accommodate the transfer of Mustang skid loader production from Owatonna, Minnesota to the Madison facility. The Company believes its present facilities, with the completion of the Madison, South Dakota expansion project, will be sufficient to provide adequate capacity for its operations in 2002.

Debt and Equity:

December 31,	**2001**	2000	1999	1998	1997
($ millions)					
Total Debt	**$ 64.4**	$ 61.1	$31.6	$29.5	$49.7
Shareholders' Equity	**$100.0**	$103.0	$97.4	$94.1	$77.6
% Total Debt to Total Capitalization	**39.2%**	37.2%	24.5%	23.9%	39.1%

At December 31, 2001, shareholders' equity had decreased $3.0 million to $100.0 million from $103.0 million a year earlier. This decrease primarily reflected the impact of the year's net income of $2.3 million, which was more than offset by a $5.7 million reduction in other comprehensive income which related to a minimum pension liability adjustment, net of tax.

In September 2001, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to 500,000 shares of the Company's outstanding common stock. As of December 31, 2001, 15,000 shares had been repurchased in the open market under this authorization at an aggregate cost of $245,000. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

Borrowing Arrangements (See also Note 5 of Notes to Consolidated Financial Statements): The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2002, and is subject to a borrowing base related to the Company's accounts receivable, finance contracts receivable and inventories. The interest rate paid on borrowings denominated in U.S. dollars is 2.0% above the London Interbank Offered Rate for one-month deposits ("LIBOR"). In Canada, where the Company may borrow up to $5.5 million, the interest rate is 2.5% above the Canadian one-month bankers' acceptance rates ("BA Rate"). At December 31, 2001, the Company had unused borrowing capacity of $18.2 million under the Facility, versus $20.2 million a year earlier. Management believes the Facility, as amended below, will provide sufficient borrowing capacity for the Company to finance its operations for the foreseeable future.

Borrowings under the Facility are classified as long-term at December 31, 2001 based on the Company's agreement to amend the existing Facility. Under the terms of this amendment, the expiration date of the Facility will be extended to December 31, 2004, the line of credit will be increased to $90 million from February 28, 2002 to June 30, 2002, and the interest rate on borrowings denominated in U.S. dollars will be 2.5% to 2.65% above LIBOR. All other terms and provisions are similar to the current Facility.

The Company also has outstanding $8.4 million of 9% industrial development bonds related to the Lebanon, Pennsylvania facility with a 2010 final maturity; repayments commence in 2005.

Sales of Finance Contracts Receivable: The sale of finance contracts is an important component of the Company's overall liquidity. The Company has arrangements with several financial institutions and financial service companies to sell with recourse its finance contracts receivable. The Company continues to service substantially all contracts whether or not sold. At December 31, 2001, the Company serviced $159.5 million of such contracts, of which $144.8 million were owned by third parties. Losses on finance contracts due to customer nonperformance were $133,000 in 2001 as compared to $245,000 in 2000. As a percentage of outstanding serviced contracts, the loss ratios were .1% and .2% in 2001 and 2000, respectively.

The Company incurred $3.2 million of costs in selling $113.0 million of its finance contracts in 2001, as compared to $5.0 million of costs in selling $98.5 million of such contracts in 2000. The costs arise primarily from the difference between the weighted average interest rate on the contracts being sold and the interest rate negotiated with the purchaser of the contracts. The Company believes that it will be able to arrange sufficient capacity to sell its finance contracts for the foreseeable future.

Accounting Pronouncements: The Securities and Exchange Commission recently issued an interpretive financial reporting release entitled "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" (FR-60) and a companion release "Commission Statement About Management's Discussion and Analysis of Financial Condition and Results of Operations" (FR-61). The Company is presently reviewing the suggested disclosures as set forth therein. For a summary of the Company's accounting policies see Note 1 of Notes to Consolidated Financial Statements. For schedules of the Company's debt and lease obligations, refer to Note 5 and Note 12, respectively, of Notes to Consolidated Financial Statements. As previously discussed, the sale of finance contracts is an important component of the Company's overall liquidity. For additional information surrounding finance contracts receivable as of December 31, 2001, including a summary of contracts sold during fiscal 2001, and the face value of previously sold contracts that are currently serviced by the Company, see Note 2 of Notes to Consolidated Financial Statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment at least annually with any related losses recognized in earnings when incurred. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 will be effective for the Company as of January 1, 2002. The adoption of SFAS No. 142 is expected to reduce annual amortization expense by approximately $500,000. The Company is currently evaluating the impact of the transitional provisions of SFAS No. 142.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The statement will be effective for years beginning after June 15, 2002. Management has not yet completed its evaluation of the impact of the adoption of this statement.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 and interim periods within those fiscal years. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale, and supersedes SFAS No. 121. Management has not yet completed its evaluation of the impact of the adoption of this statement.

In April 2001, the FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 00-25 "Vendor Income Statement Characterization of Consideration to a Retailer". This issue addresses when consideration from a vendor to a retailer (a) in connection with the retailer's purchase of the vendor's products or (b) to promote sales of the vendor's products by the retailer should be classified in the vendor's income statement as a reduction of revenue. EITF 00-25 is applicable for fiscal quarters beginning after December 15, 2001. The Company is currently assessing the impact of adopting EITF 00-25 and currently believes that the impact, if any, would be limited to a reclassification of costs associated with sales incentives provided to dealers as a reduction in net sales. These costs are currently included in selling, general and administrative expenses. Any such reclassification will have no impact on reported income before income taxes, net income, or income per share amounts.

Market Risk

The Company is exposed to market risk from changes in interest rates as well as fluctuations in currency. See further disclosure relating to variable rate debt under "Liquidity and Capital Resources — Borrowing Arrangements" above.

Interest Rate Risk: The Company's line-of-credit facility is primarily LIBOR-based and is subject to interest rate movements. A 10% increase or decrease in the average cost of the Company's variable rate debt would result in a change in pre-tax interest expense of approximately $217,000 based upon borrowings outstanding at December 31, 2001.

Commodity Risk: The Company is exposed to fluctuations in market prices for commodities, especially steel. Each one of the Company's business segments is subject to commodity price risk as the prices for raw materials change with movements in underlying commodity prices. Therefore, the Company has established various programs to manage the negotiations of commodity prices. In general, the Company enters into contracts with selected vendors to lock in commodity prices at various times and for various periods in order to limit near-term exposure to fluctuations in raw material prices.

Currency Risk: The Company has limited exposure to foreign currency exchange fluctuations. Certain sales are made in Canadian dollars and Euros; however, to minimize this exposure, the Company borrows in Canadian dollars under its line-of-credit facility and, in limited circumstances, enters into currency hedge transactions relative to Euro billings.

Forward-Looking Statements

The Company intends that certain matters discussed in this Annual Report (including in this section and the Chairman's letter) are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding future market conditions, costs of and cost-savings associated with the Company's plant rationalization initiatives, projected capital expenditures, and the Company's future sales and earnings, are forward-looking statements. When used in this Annual Report, words such as the Company "believes," "anticipates," "expects" or "estimates" or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause actual results to differ materially from those anticipated as of the date this Annual Report was printed. Factors that could cause such a variance include, but are not limited to, unanticipated changes in general economic and capital market conditions, the Company's ability to implement successfully its strategic initiatives and plant rationalization actions, market acceptance of newly introduced products, the cyclical nature of the Company's business, the Company's and its customers' access to credit, competitive pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in currency exchange rates, the Company's ability to secure sources of liquidity necessary to fund its operation, changes in environmental laws, the impact of any acquisition effected by the Company, and employee and labor relations. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report are only made as of the date of its printing, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED BALANCE SHEETS

Assets

In Thousands, Except Share Data – December 31,	2001	2000
Cash	$ 2,248	$ 2,590
Accounts receivable–net	90,714	69,546
Finance contracts receivable–net	7,511	16,549
Inventories	52,161	45,598
Prepaid income taxes	10,171	8,078
Prepaid expenses and other current assets	1,119	636
Total current assets	163,924	142,997
Property, plant and equipment–net	43,431	46,172
Finance contracts receivable–net, non-current	5,147	9,967
Intangible assets	12,417	13,086
Other assets	12,490	10,496
Total assets	$237,409	$ 222,718

Liabilities and Shareholders' Equity

	2001	2000
Current portion of long-term debt obligations	$ 161	$ 187
Accounts payable	30,644	26,645
Accrued liabilities	25,661	23,195
Total current liabilities	56,466	50,027
Line of credit facility	55,188	51,608
Long-term debt obligations	9,049	9,277
Deferred income taxes	2,460	5,096
Other long-term liabilities	14,225	3,692
Total long-term liabilities	80,922	69,673
Common stock, $.10 par value, 25,000,000 shares authorized, 5,359,721 and 5,330,500 shares outstanding at December 31, 2001 and 2000, respectively	536	533
Preferred stock, $.10 par value, 2,000,000 shares authorized, 250,000 shares designated as Series A preferred stock, no shares issued	—	—
Capital in excess of par	6,980	6,495
Retained earnings	98,429	96,124
Accumulated other comprehensive loss	(5,924)	(134)
Total shareholders' equity	100,021	103,018
Total liabilities and shareholders' equity	$237,409	$ 222,718
Contingencies (Notes 2 and 13)		

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF INCOME

In Thousands, Except Per Share Data – Year Ended December 31,	**2001**	2000	1999
Net sales	**$ 251,636**	$ 258,118	$ 291,398
Cost of goods sold	**187,069**	190,093	210,851
Gross profit	**64,567**	68,025	80,547
Selling, general and administrative expenses	**50,811**	46,040	45,490
Strategic review process costs	**513**	—	—
Restructuring charge	**4,300**	—	—
Total operating expenses	**55,624**	46,040	45,490
Income from operations	**8,943**	21,985	35,057
Interest expense	**(4,299)**	(4,741)	(3,083)
Interest income	**2,024**	1,760	1,555
Other (expense) income, net	**(3,122)**	(4,148)	(2,235)
Income before income taxes	**3,546**	14,856	31,294
Provision for income taxes	**1,241**	5,200	11,109
Net income	**$ 2,305**	$ 9,656	$ 20,185
Diluted net income per common share	**$ .42**	$ 1.72	$ 3.17
Basic net income per common share	**$ .43**	$ 1.76	$ 3.29

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In Thousands	Total	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock	Capital In Excess of Par
Balance at December 31, 1998	$ 94,105		$ 66,283	$ (1,152)	$ 644	$ 28,330
Comprehensive income:						
Net income	20,185	$ 20,185	20,185			
Minimum pension liability adjustments, net of $134 of taxes	249	249		249		
Comprehensive income		20,434				
Exercise of stock options	1,070				14	1,056
Treasury stock purchases/cancellations	(18,523)				(93)	(18,430)
Other	338					338
Balance at December 31, 1999	97,424		86,468	(903)	565	11,294
Comprehensive income:						
Net income	9,656	9,656	9,656			
Minimum pension liability adjustments, net of $415 of taxes	769	769		769		
Comprehensive income		10,425				
Exercise of stock options	526				7	519
Treasury stock purchases/cancellations	(5,924)				(39)	(5,885)
Other	567					567
Balance at December 31, 2000	103,018		96,124	(134)	533	6,495
Comprehensive income:						
Net income	**2,305**	**2,305**	**2,305**			
Minimum pension liability adjustments, net of $3,087 of taxes	**(5,732)**	**(5,732)**		**(5,732)**		
Unrealized gains (losses), net of $31 of taxes	**(58)**	**(58)**		**(58)**		
Comprehensive loss		**$ (3,485)**				
Exercise of stock options	**357**				**4**	**353**
Treasury stock purchases/cancellations	**(245)**				**(1)**	**(244)**
Other	**376**					**376**
Balance at December 31, 2001	**$100,021**		**$98,429**	**$(5,924)**	**$536**	**$ 6,980**

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands – Year Ended December 31,	**2001**	2000	1999
Cash Flows from Operating Activities			
Net income	**$ 2,305**	$ 9,656	$ 20,185
Adjustments to reconcile net income to net cash (used for) provided by operating activities:			
Depreciation	**4,687**	4,885	4,329
Amortization	**729**	849	782
Gain on sale of property, plant and equipment	**—**	(863)	(46)
Restructuring costs	**1,754**	—	—
Cost of sales of finance contracts	**3,222**	4,990	2,911
Deferred income taxes	**(1,611)**	121	(1,421)
Proceeds from sales of finance contracts	**109,740**	93,485	74,128
Increase (decrease) in cash due to changes in:			
Accounts receivable–net	**(21,437)**	(995)	2,255
Finance contracts receivable–net	**(99,104)**	(105,606)	(80,834)
Inventories	**(7,103)**	(10,392)	(3,113)
Prepaid expenses and other current assets	**(483)**	(125)	843
Other assets	**354**	520	542
Accounts payable	**3,999**	1,568	1,515
Accrued liabilities	**2,842**	(5,225)	2,888
Net cash (used for) provided by operating activities	**(106)**	(7,132)	24,964
Cash Flows from Investing Activities			
Property, plant and equipment additions	**(4,135)**	(12,577)	(7,281)
Proceeds from sale of property, plant and equipment	**—**	942	112
Increase (decrease) in other assets	**553**	(4,189)	(2,713)
Net cash used for investing activities	**(3,582)**	(15,824)	(9,882)
Cash Flows from Financing Activities			
Proceeds from revolving credit loans	**3,580**	29,570	2,679
Decrease in other long-term obligations	**(254)**	(274)	(607)
(Decrease) increase in other long-term liabilities	**(92)**	638	422
Proceeds from issuance of common stock	**357**	526	1,070
Treasury stock purchases	**(245)**	(5,924)	(18,523)
Net cash provided by (used for) financing activities	**3,346**	24,536	(14,959)
Net (decrease) increase in cash	**(342)**	1,580	123
Cash, beginning of year	**2,590**	1,010	887
Cash, end of year	**$ 2,248**	$ 2,590	$ 1,010

The accompanying notes are an integral part of the financial statements.

Note 1 – Significant Accounting Policies

Consolidation: Gehl Company is engaged in the manufacture and distribution of equipment and machinery for the construction market, and in the manufacture and distribution of equipment and machinery primarily for the dairy, livestock and poultry agricultural sector. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate realization of assets and settlement of liabilities in the future could differ from those estimates.

Revenue Recognition: Revenue is recorded upon the shipment of products to dealers and distributors; these dealers and distributors have no right of return, except as provided by law.

Accounts Receivable: The Company provides financing for its dealers in both the construction and agricultural markets. The financing agreements provide for, in certain instances, interest-free periods which generally range from 4 to 9 months.

Finance Contracts Receivable: The Company offers financing for its products to retail customers and to its dealers. Finance contracts require periodic installments of principal and interest over periods of up to 60 months. Unearned interest is recognized over the life of the contracts using the sum of the digits method. Principal expected to be collected within twelve months of the balance sheet date is classified as a current asset; the remainder is classified as a non-current asset.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all of the Company's inventories.

Properties and Depreciation: Properties are stated at cost. When properties are sold or otherwise disposed of, cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income. The Company provides for depreciation of assets generally using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation is generally recorded using the following estimated useful lives for financial statement purposes:

	Years
Buildings	25-31.5
Machinery and equipment	7-12
Autos and trucks	3-5
Office furniture and fixtures	3-5

Expenditures which substantially increase value or extend asset lives are capitalized. Expenditures for maintenance and repairs are charged against income as incurred.

Debt Issue Costs: Costs incurred in conjunction with incurrence of indebtedness are capitalized and subsequently amortized over the related periods of the obligations.

Intangible Assets: The cost in excess of the fair market value of net assets acquired (goodwill), in transactions occurring prior to July 1, 2001, was being amortized on the straight-line basis over 30 years through December 31, 2001. A five-year noncompete agreement with the former owners of the Company's Mustang business is being amortized on the straight-line basis over the life of the agreement. Accumulated amortization of intangible assets at December 31, 2001 and 2000 was $3.2 million and $2.5 million, respectively. The Company reviews the carrying value of goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment would be determined based on a comparison of the undiscounted future operating cash flows anticipated to be generated during the remaining life of the goodwill or long-lived assets to the carrying value. Measurement of any impairment loss would be based on discounted operating cash flows.

Foreign Currency Transactions: Foreign currency transaction gains and losses are included in the determination of income. Foreign currency losses were $113,000, $252,000 and $15,000 in 2001, 2000 and 1999, respectively.

Income Taxes: The Company follows the liability method in accounting for income taxes. The liability method provides that deferred tax assets and liabilities be recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Product Liability Costs: The Company directly assumes all liability for costs associated with claims up to specified limits in any policy year. Known incidents involving the Company's products are investigated and reserves are established for any estimated liability.

Product Warranty Costs: In general, the Company provides warranty on equipment for a period of up to twelve months or for a specified period of use after sale or rental by the dealer. Reserves for estimated warranty costs are established at the time of sale.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

Research and Development Costs: Costs for research activities relating to product development and improvement are charged against income as incurred. Such costs amounted to approximately $3.0 million, $3.1 million and $3.0 million in 2001, 2000 and 1999, respectively.

Other (Expense) Income: Other (expense) income is comprised primarily of foreign currency transaction gains (losses), cost of sales of finance contracts, and other non-operating items.

Comprehensive Income: Accumulated other comprehensive loss is comprised primarily of minimum pension liability adjustments.

Accounting Pronouncements: In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment at least annually with any related losses recognized in earnings when incurred. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 will be effective for the Company as of January 1, 2002. The adoption of SFAS No. 142 is expected to reduce annual amortization expense by approximately $500,000. The Company is currently evaluating the impact of the transitional provisions of SFAS No. 142.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The statement will be effective for years beginning after June 15, 2002. Management has not yet completed its evaluation of the impact of the adoption of this statement.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 and interim periods within those fiscal years. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale, and supersedes SFAS No. 121. Management has not yet completed its evaluation of the impact of the adoption of this statement.

In April 2001, the FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF 00-25 "Vendor Income Statement Characterization of Consideration to a Retailer". This issue addresses when consideration from a vendor to a retailer (a) in connection with the retailer's purchase of the vendor's products or (b) to promote sales of the vendor's products by the retailer should be classified in the vendor's income statement as a reduction of revenue. EITF 00-25 is applicable for fiscal quarters beginning after December 15, 2001. The Company is currently assessing the impact of adopting EITF 00-25 and currently believes that the impact, if any, would be limited to a reclassification of costs associated with sales incentives provided to dealers as a reduction in net sales. These costs are currently included in selling, general and administrative expenses. Any such reclassification will have no impact on reported income before income taxes, net income, or income per share amounts.

Note 2 – Accounts Receivable and Finance Contracts Receivable

Accounts receivable and finance contracts receivable were comprised of the following (in thousands):

December 31,	2001	2000
Accounts receivable	$95,788	$74,069
Less allowances for:		
doubtful accounts	(2,235)	(1,864)
returns and dealer discounts	(2,839)	(2,659)
	$90,714	$69,546
Finance contracts receivable	$16,177	$31,417
Less: unearned interest	(1,471)	(2,940)
allowance for doubtful accounts	(2,048)	(1,961)
	12,658	26,516
Less: non-current portion	(5,147)	(9,967)
Current portion	$ 7,511	$16,549

The finance contracts receivable at December 31, 2001 have a weighted-average interest rate of approximately 6.4%.

The Company has entered into various agreements with third parties to sell with recourse certain finance contracts receivable. The finance contracts require periodic installments of principal and interest over periods of up to 60 months; interest rates are based on market conditions. The Company has retained the servicing of substantially all of these contracts which generally have maturities of 12 to 60 months. Amounts to cover potential losses on these sold receivables are included in the allowance for doubtful accounts.

Note 2 (continued)

The following summarizes the Company's sales of retail finance contracts receivable during 2001 and 2000 (in thousands):

	2001	2000
Value of contracts sold – net of $8.4 million and $8.3 million, respectively, of unearned interest	**$112,962**	$ 98,475
Cash received on sales of contracts	**109,740**	93,485
Cost of sales of finance contracts	**$ 3,222**	$ 4,990
Net receivables outstanding at December 31 relating to finance contracts sold	**$144,800**	$121,649

The Company retains as collateral a security interest in the equipment associated with accounts receivable and unsold finance contracts receivable. The Company also maintains certain levels of dealer recourse deposits as additional security associated with finance contracts receivable.

Note 3 – Inventories

If all of the Company's inventories had been valued on a current cost basis, which approximates FIFO value, estimated inventories by major classification would have been as follows (in thousands):

December 31,	2001	2000
Raw materials and supplies	**$20,309**	$17,689
Work-in-process	**6,414**	4,995
Finished machines and parts	**45,629**	42,525
Total current cost value	**72,352**	65,209
Adjustment to LIFO basis	**(20,191)**	(19,611)
	$52,161	$45,598

Note 4 – Property, Plant and Equipment – Net

Property, plant and equipment consisted of the following (in thousands):

December 31,	2001	2000
Land	**$ 1,831**	$ 1,831
Buildings	**32,171**	31,921
Machinery and equipment	**48,642**	48,198
Autos and trucks	**362**	360
Office furniture and fixtures	**12,930**	11,821
	95,936	94,131
Less: accumulated depreciation	**(52,505)**	(47,959)
Property, plant and equipment–net	**$43,431**	$ 46,172

Note 5 – Debt Obligations

A summary of the Company's debt obligations, and related current maturities, is as follows (in thousands):

December 31,	2001	2000
Line of credit facility	**$55,188**	$51,608
9.0% industrial development bonds	**8,400**	8,400
Other debt obligations	**810**	1,064
	64,398	61,072
Less: current portion	**(161)**	(187)
Long-term debt obligations	**$64,237**	$60,885

The Company maintains a $75 million line of credit facility (the "Facility") which expires December 31, 2002. Interest is paid monthly on outstanding borrowings under the Facility as follows: borrowings in Canadian denominated dollars up to a $5.5 million credit line are at 2.5% above the Canadian one-month bankers' acceptance rates; the remainder of the borrowings are in U.S. dollars and are at 2.0% above the London Interbank Offered Rate for one-month deposits (LIBOR). Under the Facility, $25 million is tied to a borrowing base related to the Company's finance contracts receivable and inventories. The remaining availability is tied to a borrowing base related to the Company's accounts receivable. Borrowings under the Facility are secured by finance contracts receivable, inventories and accounts receivable.

At December 31, 2001, the Company had unused borrowing capacity of approximately $18.2 million under the Facility. The Facility also includes financial covenants requiring the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Borrowings under the Facility are classified as long-term at December 31, 2001 based on the Company's agreement to amend the existing Facility. Under the terms of this amendment, the expiration date of the Facility will be extended to December 31, 2004, the line of credit will be increased to $90 million from February 28, 2002 to June 30, 2002, and the interest rate on borrowings denominated in U.S. dollars will be 2.5% to 2.65% above LIBOR. All other terms and provisions are similar to the current Facility.

The 9% industrial development bonds are secured by the Company's Lebanon, Pennsylvania manufacturing facility and require principal repayment in six equal annual installments of $1.4 million commencing in 2005. The Company has established a debt reserve fund of approximately $640,000 until the first mandatory bond redemption period in 2003. The debt reserve fund was established with remaining funds in the trustee-controlled unexpended plant construction fund and interest subsequently earned. Financial covenants related to the industrial development bonds require the maintenance of a minimum tangible net worth level and a maximum debt to equity ratio.

Annual maturities of debt obligations are as follows (in thousands):

2002	$ 161
2003	530
2004	55,220
2005	1,475
2006	1,412
Later years	5,600
	$64,398

Interest paid on total debt obligations was $4.5 million, $4.5 million and $3.0 million in 2001, 2000 and 1999, respectively.

Note 6 – Accrued Liabilities

Accrued liabilities were comprised of the following (in thousands):

December 31,	**2001**	2000
Accrued salaries and wages	**$ 4,571**	$ 4,095
Dealer recourse deposits	**2,873**	2,648
Accrued warranty costs	**4,296**	4,787
Accrued product liability costs	**3,543**	3,409
Restructuring reserve	**2,546**	—
Accrued income taxes	**2,523**	1,165
Other	**5,309**	7,091
	$25,661	$23,195

Note 7 – Restructuring Charge

On September 26, 2001, the Company adopted several major plant rationalization initiatives to improve profitability by consolidating certain operations. Under these initiatives, the Company will close its manufacturing facility in Lebanon, Pennsylvania and transfer production to other locations. The Company will also transfer the manufacturing of its Mustang line of skid steer loaders from its existing facility in Owatonna, Minnesota to its recently expanded skid steer facility in Madison, South Dakota. In implementing these actions, the Company anticipates that it will incur total restructuring and other non-recurring charges of approximately $5.5 to $6.5 million; a $4.3 million charge was recorded in the third quarter of 2001 in accordance with accounting principles generally accepted in the United States of America. Of the $4.3 million charge recorded in the third quarter of 2001, $1.5 million and $2.8 million related to the Agricultural and Construction segments, respectively.

Details of the restructuring charge recorded in the third quarter of 2001 and related activity are as follows (in thousands):

	Original Reserve	Utilized	Balance at December 31, 2001
Employee severance and termination benefits	$ 1,635	$ —	$ 1,635
Write-down of long-lived and other assets	1,754	1,754	—
Other exit costs	911	—	911
	$ 4,300	$ 1,754	$ 2,546

As a result of the plant rationalizations, the Company expects to reduce its current workforce by 249, consisting of hourly and salaried employees at the Lebanon and Owatonna locations. Once the plant rationalizations are completed and employees are added at other locations where work is being shifted, the Company expects an overall net workforce reduction of approximately 10%, or 100 employees. As of December 31, 2001, no employees had been terminated and no charges had been incurred or paid related to severance and termination benefits.

Both the Lebanon and Owatonna manufacturing facilities are expected to be sold, and, accordingly, the tangible assets to be disposed of have been written down to their estimated fair value, less cost of disposal. The manufacturing consolidations have commenced and are expected to be substantially completed in 2002.

Other exit costs primarily consist of non-recurring charges that will not benefit activities that will be continued, will not be incurred to generate future revenue, and are incremental to other costs incurred by the Company prior to the adoption of the above initiatives.

Note 8 – Income Taxes

The income tax provision recorded for the years ended December 31, 2001, 2000 and 1999 consisted of the following (in thousands):

Year Ended December 31,		Federal	State	Total
2001	**Current**	**$ 2,513**	**$339**	**$ 2,852**
	Deferred	**(1,611)**	**—**	**(1,611)**
	Total	**$ 902**	**$339**	**$ 1,241**
2000	Current	$ 4,577	$ 502	$ 5,079
	Deferred	121	—	121
	Total	$ 4,698	$ 502	$ 5,200
1999	Current	$ 12,080	$ 450	$ 12,530
	Deferred	(1,421)	—	(1,421)
	Total	$ 10,659	$ 450	$ 11,109

Note 8 (continued)

A reconciliation between the reported income tax provision and the federal statutory rate follows (as a percent of pre-tax income):

	2001	2000	1999
Federal statutory rate	**34.0%**	35.0%	35.0%
State income taxes, net of Federal income tax effect	**6.3**	2.2	.9
Goodwill	**4.7**	4.2	1.8
Foreign sales corporation and other tax credits	**(6.3)**	(2.2)	(.8)
Other, net	**(3.7)**	(4.2)	(1.4)
	35.0%	35.0%	35.5%

The Company's temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following (in thousands):

December 31,	2001	2000
Accrued expenses and reserves	**$ 8,237**	$ 7,103
Asset valuation reserves	**2,433**	1,960
Pension benefits	**907**	(2,006)
Operating loss carryforwards	**301**	229
Tax credit carryforwards	**323**	343
Installment sales	**(472)**	(945)
Property, plant and equipment	**(3,285)**	(3,009)
Other, net	**(109)**	(121)
Valuation allowance	**(624)**	(572)
Net deferred tax asset	**$ 7,711**	$ 2,982

The net asset is included in the consolidated balance sheet in the following captions (in thousands):

December 31,	2001	2000
Prepaid income taxes	**$10,171**	$ 8,078
Deferred income taxes	**(2,460)**	(5,096)
	$ 7,711	$ 2,982

At December 31, 2001, the Company had state net operating loss carryforwards of $5.8 million which will be available for the reduction of future income tax liabilities. A valuation allowance has been recorded against these carryforwards for which utilization is uncertain.

Cash paid related to income taxes during 2001, 2000 and 1999 was $1.1 million, $6.6 million and $11.9 million, respectively.

Note 9 – Employee Retirement Plans

The Company sponsors two qualified defined benefit pension plans for certain of its employees. The following schedules set forth a reconciliation of the changes in the plans' benefit obligation and fair value of plan assets and a statement of the funded status (in thousands):

Reconciliation of benefit obligation:	2001	2000
Obligation at beginning of year	**$ 31,294**	$30,429
Service cost	**538**	573
Interest cost	**2,506**	2,430
Plan amendments	**909**	—
Actuarial loss (gain)	**1,035**	(207)
Benefit payments	**(2,155)**	(1,931)
Obligation	**$34,127**	$31,294
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year	**$33,336**	$28,073
Actual return on plan assets	**(3,846)**	4,793
Employer contributions	**939**	2,401
Benefit payments	**(2,155)**	(1,931)
Fair value of plan assets	**$28,274**	$33,336
Funded Status:		
Funded status at end of year	**$(5,853)**	$ 2,042
Unrecognized prior service cost	**1,633**	949
Unrecognized loss	**10,174**	2,378
Net amount recognized at December 31	**$ 5,954**	$ 5,369

The following table provides the amounts recognized in the statement of financial position (in thousands):

December 31,	2001	2000
Prepaid benefit cost	**$ 5,954**	$5,369
Intangible asset	**1,633**	—
Minimum pension liability	**(10,452)**	—
Accumulated other comprehensive loss	**8,819**	—
Net amount recognized at December 31	**$ 5,954**	$5,369

The prepaid benefit cost and the intangible asset amounts are included in non-current other assets. The accrued benefit liability amount is included in other long-term liabilities.

The following table provides disclosure of the net periodic benefit cost (in thousands):

Year Ended December 31,	2001	2000	1999
Service cost	**$ 538**	$ 573	$ 573
Interest cost	**2,506**	2,430	2,107
Expected return on plan assets	**(2,915)**	(2,631)	(2,398)
Amortization of prior service cost	**225**	149	149
Amortization of net loss	**—**	—	154
Net periodic benefit cost	**$ 354**	$ 521	$ 585

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

	2001	2000
Weighted-average assumptions as of September 30:		
Discount rate	**7.50%**	8.25%
Expected return on plan assets	**9.00%**	9.00%
Rate of compensation increase	**4.00%**	4.00%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the plans having accumulated benefit obligations in excess of plan assets were $34.1 million, $32.8 million and $28.3 million, respectively, as of December 31, 2001.

The measurement date used for each of the actuarial calculations was September 30. Plan assets consist principally of common stocks and fixed income investments. Funding for the plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974. Between the measurement date of September 30, 2001 and the year-end of December 31, 2001, the actual return on pension plan assets approximated $3.5 million.

In addition, the Company maintains a non-qualified supplemental retirement benefit plan for certain management employees. The accumulated benefit obligation for this plan was $2.7 million and $2.1 million at December 31, 2001 and 2000, respectively, using a discount rate of 7.25% in 2001 and 7.75% in 2000. The Company maintains a Rabbi Trust containing $1.4 million of assets designated for the above plan. The net periodic benefit cost was $431,000, $593,000 and $372,000 in 2001, 2000 and 1999, respectively.

The Company maintains a savings and profit sharing plan. The Company matches 50% of non-bargaining unit employee contributions to the plan not to exceed 6% of an employee's annual compensation. Vesting of Company contributions occur at the rate of 20% per year. Contributions approximated $606,000, $639,000 and $632,000 in 2001, 2000 and 1999, respectively.

The Company maintains a defined contribution plan that covers certain employees not covered by a defined benefit plan. The Company contributes various percentages of eligible employee compensation (as defined therein); the plan does not allow employee contributions. The Company contributed approximately $288,000, $346,000 and $407,000 in connection with this plan in 2001, 2000 and 1999, respectively.

The Company provides postretirement benefits to certain retirees in two areas: a $2,500 life insurance policy for retired office employees and subsidized health insurance benefits for early retirees prior to their attaining age 65. The number of retirees associated with postretirement benefit costs is approximately 200.

The following schedules set forth a reconciliation of the changes in the postretirement plan's benefit obligation and funded status (in thousands):

December 31,	2001	2000
Reconciliation of benefit obligation:		
Obligation at beginning of year	**$ 1,742**	$ 1,717
Service cost	**83**	59
Interest cost	**145**	129
Actuarial loss	**329**	5
Benefit payments	**(63)**	(168)
Obligation	**$ 2,236**	$ 1,742
Funded Status:		
Funded status at end of year	**$(2,236)**	$(1,742)
Unrecognized transition obligation	**248**	271
Unrecognized loss	**1,087**	809
Net amount recognized	**$ (901)**	$ (662)

The following table provides disclosure of the net periodic benefit cost (in thousands):

Year Ended December 31,	2001	2000	1999
Service cost	**$ 83**	$ 59	$ 59
Interest cost	**145**	129	127
Amortization of transition obligation	**23**	23	23
Amortization of net loss	**51**	37	50
Net periodic benefit cost	**$302**	$248	$259

The assumed health care cost rate trend used in measuring the accumulated postretirement benefit obligation at December 31, 2001 was 8% decreasing to 5% over six years and at December 31, 2000 was 6% decreasing to 5% in subsequent years. The discount rate used in determining the accumulated postretirement obligation was 7.25% in 2001, 7.75% in 2000 and 8.25% in 1999.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 25	$ (21)
Effect on the health care component of the accumulated postretirement benefit obligation	$163	$ (132)

Note 10 – Shareholders' Equity

During April 2000, the 2000 Equity Incentive Plan was adopted, which authorizes the granting of awards for up to 600,000 shares of the Company's common stock. An award is defined within the 2000 Equity Incentive Plan as a stock option, stock appreciation right, restricted stock or performance share. In April 1996, the 1995 Stock Option Plan was adopted, which authorizes the granting of options for up to 600,000 shares of the Company's common stock. The Plans provide that options be granted at an exercise price not less than fair market value on the date the options are granted and that the options generally vest ratably over a period not exceeding three years after the grant date. The option period shall not be more than ten years after the grant date.

Following is a summary of activity in the Plans for 1999, 2000 and 2001:

	Shares Subject to Option	Weighted Average Option Price
Outstanding, January 1, 1999	655,794	$ 10.76
Granted	119,500	18.71
Exercised	(135,992)	7.72
Cancelled	(31,668)	16.73
Outstanding, December 31, 1999	607,634	$ 12.69
Granted	268,500	12.60
Exercised	(76,222)	7.38
Cancelled	(18,835)	18.83
Outstanding, December 31, 2000	781,077	$ 13.03
Granted	215,250	14.90
Exercised	(41,533)	7.65
Cancelled	(24,102)	15.52
Outstanding, December 31, 2001	930,692	$ 13.64
Exercisable, December 31, 2001	505,442	$ 13.10

The exercise price for options outstanding at December 31, 2001 range from $7.31 to $22.50 per share. The weighted-average remaining contractual life of these options approximates seven years.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted under the stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1999, 2000 and 2001 consistent with the provisions of SFAS No. 123, the Company's pro-forma net income and earnings per share would have been as presented below (in thousands, except per share data):

Year Ended December 31,	**2001**	2000	1999
Net income	**$1,671**	$9,241	$19,820
Diluted net income per share	**.30**	1.65	3.12
Basic net income per share	**.31**	1.69	3.24

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

Year Ended December 31,	**2001**	2000	1999
Expected stock price volatility	**35.1%**	34.1%	25.9%
Risk-free interest rate	**5.2%**	5.3%	6.3%
Expected life of options - years	**7**	7	7

The weighted-average grant-date fair value of options granted during 2001, 2000 and 1999 was $7.09, $5.95 and $8.21, respectively.

In September 2001, the Company's Board of Directors authorized a repurchase plan providing for the repurchase of up to 500,000 shares of the Company's outstanding common stock. As of December 31, 2001, 15,000 shares had been repurchased in the open market under this authorization at an aggregate cost of $245,000. Under similar authorized repurchase plans and a Board authorized specific repurchase from an individual shareholder, 392,300 and 930,500 shares of the Company's common stock were repurchased during 2000 and 1999, respectively. All treasury stock acquired by the Company has been cancelled and returned to the status of authorized but unissued shares.

On May 28, 1997, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a rights dividend of one preferred share purchase right ("Right") for each share of common stock outstanding on June 16, 1997, and provided that one Right would be issued with each share of common stock thereafter issued. The Shareholder Rights Plan provides that in the event a person or group acquires or seeks to acquire 15% or more of the outstanding common stock of the Company, the Rights, subject to certain limitations, will become exercisable. Each Right once exercisable initially entitles the holder thereof (other than the acquiring person whose rights are cancelled) to purchase from the Company one one-hundredth of a share of Series A preferred stock at an initial exercise price of $55 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of common stock. The Rights have no voting power and expire on May 28, 2007.

Note 11 – Earnings Per Share

Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options and warrants. A reconciliation of the shares used in the computation (in thousands):

Year Ended December 31,	**2001**	2000	1999
Basic shares	**5,345**	5,475	6,126
Effect of warrants and options	**162**	132	233
Diluted shares	**5,507**	5,607	6,359

Note 12 – Leases

The Company uses certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $1,193,000, $878,000 and $788,000 in 2001, 2000 and 1999, respectively.

The Company maintains non-cancelable operating leases for certain equipment. Future minimum lease payments under such leases at December 31, 2001 are as follows (in thousands):

2002	$ 678
2003	554
2004	311
2005	211
2006	35
Total	$ 1,789

Note 13 – Contingencies

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, is not presently determinable. Management believes that final disposition of such litigation will not have a material impact on the Company's results of operations or financial position.

Note 14 – Segment Information

The Company has two segments, construction equipment and agriculture equipment, as the long-term financial performance of these segments is affected by separate economic conditions and cycles. Segment net sales and income from operations tend to be aligned with the distribution networks of the Company, and correlate with the manner in which the Company evaluates performance.

Note 14 (continued)

Construction equipment is manufactured and distributed for customers in the construction market. Products include a diversified offering of skid loaders, telescopic handlers, compact excavators, mini-loaders and paving equipment. As of December 31, 2001, 44% of the Company's accounts receivable were from customers in the construction market.

Agriculture equipment is manufactured and distributed for customers in the dairy, livestock and poultry agricultural sectors. The products are comprised primarily of skid loaders and equipment for haymaking, forage harvesting, feed making and manure handling. As of December 31, 2001, 56% of the Company's accounts receivable were from customers in the agricultural sector.

Unallocated assets are cash, deferred income taxes and other assets not identified with the Company's segments.

Segments of business are presented below (in thousands):

Year Ended December 31,		**2001**	2000	1999
Net Sales	Construction	**$125,196**	$151,130	$ 173,607
	Agriculture	**126,440**	106,988	117,791
	Consolidated	**$251,636**	$258,118	$ 291,398
Income from Operations	Construction	**$ 2,270**	$ 14,028	$ 23,661
	Agriculture	**6,673**	7,957	11,396
	Consolidated	**$ 8,943**	$ 21,985	$ 35,057
Assets (year-end)	Construction	**$117,589**	$119,822	$ 102,298
	Agriculture	**95,719**	83,283	76,803
	Unallocated	**24,101**	19,613	15,059
	Consolidated	**$237,409**	$222,718	$ 194,160
Depreciation/ Amortization	Construction	**$ 2,931**	$ 3,155	$ 2,992
	Agriculture	**2,458**	2,552	2,092
	Unallocated	**27**	27	27
	Consolidated	**$ 5,416**	$ 5,734	$ 5,111
Capital Expenditures	Construction	**$ 2,444**	$ 6,523	$ 3,852
	Agriculture	**1,691**	6,054	3,429
	Consolidated	**$ 4,135**	$ 12,577	$ 7,281

Exports of U.S. produced products were approximately $34.5 million, $34.4 million and $39.8 million in 2001, 2000 and 1999, respectively.

Note 15 – Quarterly Financial Data (unaudited)

In Thousands, Except Per Share Data –	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2001					
Net sales	**$63,716**	**$77,363**	**$60,931**	**$49,626**	**$251,636**
Gross profit	**16,227**	**19,684**	**16,550**	**12,106**	**64,567**
Net income (loss)	**1,025**	**3,190**	**(1,480)**	**(430)**	**2,305**
Diluted net income (loss) per common share[1]	**.19**	**.58**	**(.28)**	**(.08)**	**.42**
Basic net income (loss) per common share	**.19**	**.60**	**(.28)**	**(.08)**	**.43**
2000					
Net sales	$ 72,054	$79,080	$54,837	$52,147	$258,118
Gross profit	19,282	21,396	14,569	12,778	68,025
Net income	4,069	5,129	188	270	9,656
Diluted net income per common share[1]	.70	.90	.03	.05	1.72
Basic net income per common share[1]	.73	.93	.03	.05	1.76

[1]Due to the use of the weighted-average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

SUMMARY OF OPERATIONS

Dollars in Thousands, Except Per Share Data	**2001**	2000	1999	1998	1997
Net sales	**$251,636**	$258,118	$ 291,398	$ 267,646	$200,996
Gross profit	**64,567**	68,025	80,547	71,386	57,903
Strategic review process costs	**513**	—	—	—	—
Restructuring charge	**4,300**	—	—	—	—
Income from operations	**8,943**	21,985	35,057	27,278	21,848
Interest expense	**4,299**	4,741	3,083	4,026	2,325
Income before income taxes	**3,546**	14,856	31,294	23,672	20,060
Net income	**2,305**	9,656	20,185	15,268	12,761
Financial Position at December 31					
Current assets	**$163,924**	$142,997	$ 125,783	$ 121,894	$117,841
Current liabilities	**56,466**	50,027	56,299	52,152	44,328
Working capital	**107,458**	92,970	69,484	69,742	73,513
Accounts receivable - net	**90,714**	69,546	68,551	70,806	72,190
Finance contracts receivable - net	**12,658**	26,516	19,385	15,590	11,241
Inventories	**52,161**	45,598	35,206	32,093	30,340
Property, plant and equipment - net	**43,431**	46,172	37,028	34,142	35,082
Total assets	**237,409**	222,718	194,160	184,547	176,223
Long-term debt	**64,237**	60,885	31,097	28,947	49,046
Total debt	**64,398**	61,072	31,616	29,544	49,718
Shareholders' equity	**100,021**	103,018	97,424	94,105	77,573
Common Share Summary					
Diluted net income per share	**$ .42**	$ 1.72	$ 3.17	$ 2.29	$ 1.95
Basic net income per share	**.43**	1.76	3.29	2.39	2.06
Dividends per share	**—**	—	—	—	—
Book value per share	**18.66**	19.33	17.26	14.61	12.49
Shares outstanding at year-end	**5,359,721**	5,330,500	5,645,620	6,438,945	6,212,686
Other Financial Statistics					
Capital expenditures	**$ 4,135**	$ 12,577	$ 7,281	$ 3,051	$ 8,718
Depreciation	**4,687**	4,885	4,329	3,941	2,955
Current ratio	**2.9 to 1**	2.9 to 1	2.2 to 1	2.3 to 1	2.7 to 1
Percent total debt to total capitalization	**39.2%**	37.2%	24.5%	23.9%	39.1%
Net income as a percent of net sales	**.9%**	3.7%	6.9%	5.7%	6.4%
After-tax return on average shareholders' equity	**2.3%**	9.6%	21.1%	17.8%	17.9%
Employees at year-end	**987**	976	1,118	1,127	1,192
Common stock price range	**10.010 - 18.810**	8.875 - 20.0	14.0 - 23.5	11.0 - 22.5	9.375 - 24.938

INVESTOR INFORMATION

Stock Prices and Dividends

	Price Range		Dividends	
	2001	2000	**2001**	2000
First Quarter	**$12.500 - 16.625**	$15.375 - 20.000	**$ -**	$ -
Second Quarter	**13.625 - 18.810**	13.500 - 20.000	**-**	-
Third Quarter	**10.010 - 18.350**	9.500 - 15.500	**-**	-
Fourth Quarter	**11.590 - 17.050**	8.875 - 16.875	**-**	-
Year	**$10.010 - 18.810**	$ 8.875 - 20.000	**$ -**	$ -

DIRECTORS AND OFFICERS

Board of Directors

William D. Gehl
Chairman of the Board of Directors, President and Chief Executive Officer

Nicholas C. Babson
President and Chief Executive Officer, Babson Holdings, Inc.

Thomas J. Boldt
President, The Boldt Group, Inc.

Fred M. Butler
Retired President and Chief Executive Officer, The Manitowoc Company

John T. Byrnes
Chairman and Chief Executive Officer, Mason Wells, Inc.

Richard J. Fotsch
Senior Vice President and General Manager,Briggs & Stratton Corporation

Kurt Helletzgruber
Managing Director, Neuson AG

William P. Killian
Retired Vice President, Corporate Devleopment and Strategy, Johnson Controls, Inc.

John W. Splude
Chairman, President and Chief Executive Officer, HK Systems, Inc.

Dr. Hermann Viets
President and Chief Executive Officer, Milwaukee School of Engineering

Executive Officers

William D. Gehl
Chairman of the Board of Directors, President and Chief Executive Officer

Kenneth P. Hahn
Vice President of Finance, Treasurer and Chief Financial Officer

Daniel M. Keyes
Vice President Sales and Marketing

Malcolm F. Moore
Executive Vice President and Chief Operating Officer

Michael J. Mulcahy
Vice President, Secretary and General Counsel

Richard J. Semler
Vice President, Data Systems

INFORMATION OF INTEREST

Investor Information

Gehl Company provides quarterly financial information to Shareholders through a Home Page on the Internet, located at http://www.gehl.com.

Additionally, copies of Gehl Company's Form 10-K for 2001, as well as other financial information about the Company, are available from:

Michael J. Mulcahy
Corporate Secretary
Phone: 262-334-9461
Gehl Company
143 Water Street
West Bend, Wisconsin 53095

Securities analysts and representatives of financial institutions requesting information about Gehl Company should contact:

Kenneth P. Hahn
Vice President, Finance and Treasurer,
and Chief Financial Officer
Phone: 262-334-9461

Stock Market Information

Gehl Company common stock is traded on The Nasdaq Stock Market under the symbol GEHL. As of February 1, 2002, shareholders of record numbered 530. This number does not include shareholders who hold Gehl Company Stock in street name.


GEHL
NASDAQ
LISTED

Gehl Company on the Internet

Gehl maintains a Home Page on the Internet, located at http://www.gehl.com, providing financial, product and historical information about the Company.

Our Mustang Manufacturing Company, Inc. subsidiary also has a Home Page on the Internet, accessible at http://www.mustangmfg.com

Our Compact Equipment Attachments Inc. subsidiary, a distributor of attachments for compact equipment, also has a Home Page on the Internet accessible at http://www.ceattach.com

Independent Accountants

PricewaterhouseCoopers LLP, Milwaukee, Wisconsin

Transfer Agent

Shareholders with a change of address or related needs should contact:

Firstar Bank, N.A. n/k/a U.S. Bank, N.A.
1555 N. River Center Drive, Suite 301
Milwaukee, Wisconsin 53212
800-637-7549

The following are trademarks of Gehl Company:
Agri-Loader™; AVANTAGE™; Crop Processor™; Dynalift®; EDGE™; Gehl®; Gehl Finance®; Gehl Mix-All®; Hydraloc™; Mustang®; PowerBox®; PowerView®; Scavenger® and Select-A-Boom™.

GEHL.

Mission Statement:

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Gehl Company
143 Water Street
West Bend, WI 53095-0179

Phone: 262-334-9461
www.gehl.com